by EDGAR

April 30, 2025

Frank Wyman
Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    IDEXX Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed February 21, 2025
File No. 000-19271

Dear Mr. Wyman,

IDEXX Laboratories, Inc. (“IDEXX” or the “Company”) is submitting this letter in response to the written comment contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance – Office of Life Sciences (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 24, 2025, relating to the above-referenced filing.

To facilitate the Staff’s review, the text of the Staff’s comment is repeated below prior to the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
Note 17. Segment Reporting, page F-40

1.We note that in prior periods, up to and including the nine months ended September 30, 2024, you presented Income from operations as your reported measure of segment profit or loss. It appears that you changed your reported measure of segment profit or loss upon the adoption of ASU 2023-07 and now disclose gross profit for each segment in addition to revenues. In your MD&A, however, you continue to present Income from operations for each segment, which includes reported amounts of sales and marketing, general and administrative and research and development expenses. Please clarify for us whether Income from operations for each segment is reported to the CODM and the extent to which this measure is used to evaluate segment performance and allocate resources. To the extent this measure is considered by the CODM when assessing performance and allocating resources, please explain how you determined the appropriate measure(s) to report under ASC 280-10-50-28A. In this regard, at least one of the reported segment profit or loss measures shall be that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements.

IDEXX Response:

The Company respectfully advises the Staff that the CODM, its president and Chief Executive Officer, evaluates the performance of operating segments based on revenues and two measures of segment profit: (1) segment gross profit and (2) segment income from operations. Segment gross profit and segment income from operations are both measures of segment profit that the CODM uses to assess segment performance and allocate resources. The CODM reviews budget and actual revenues, gross profits, and income from operations of the operating segments and decides how to allocate resources to meet our strategic priorities.

Generally, the Company uses the same accounting principles in the preparation of the segment information as those used for the consolidated financial statements. However, segment income from operations does not include foreign currency transaction gains and losses.

We regularly assess the financial information provided to the CODM, which is refined from time-to-time to support the evolving information needs of the CODM. During the preparation of the Company’s segment disclosures in connection with our adoption of ASU 2023-07, we determined segment gross profit to be the profit measure that is measured most consistently in accordance with the measurement principles used in measuring the corresponding amounts in our consolidated financial statements, compared to segment income from operations. This determination was based on the following considerations:

a.The aggregated segment gross profit for our reportable and non-reportable segments is presented on a consistent basis with how it is presented on the face of our consolidated statements of income.

b.Because we do not include foreign currency transaction gains and losses in our reportable segments, segment income from operations is not presented on the same basis as consolidated income from operations on the face of our consolidated statements of income.

Therefore, the Company concluded that segment gross profit is the segment measure of profit that is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the Company’s consolidated financial statements (ASC 280-10-50-28A).

Additionally, we determined that we would not report segment income from operations as an additional voluntary measure upon adoption of ASU 2023-07 as is allowed under the standard (ASC 280-10-50-28A).

Further, to enhance the Company’s disclosures in future periodic reports on Forms 10-Q and 10-K, beginning with the Form 10-Q for the three months ended March 31, 2025, the Company will include additional disclosure to describe and reconcile segment income from operations to consolidated income from operations, in Management’s Discussion and Analysis of Financial Condition and Results of Operations. The disclosure will be similar to the following:

Non-GAAP Financial Measures

Segment Income from Operations. We report segment income from operations in our discussion of the results of the operations of our segments below. Segment income from operations is a non-GAAP financial measure that adjusts for the impact of foreign currency transaction gains and losses and should be considered in addition to, and not as a replacement for, income from operations. We exclude foreign currency transaction gains and losses for each reportable segment (CAG, Water, and LPD) from segment income from operations and report the full amount of foreign currency transaction gains and losses in our Other operating segment. We believe that reporting segment income from operations provides supplemental analysis to help investors further evaluate each reportable segment’s business performance by excluding foreign currency transaction gains and losses, which are centrally managed by our corporate treasury function and which we do not consider relevant for assessing the results of each reportable segment’s operations. In addition, we believe that reporting segment income from operations provides information to investors regarding key metrics that are used by management, including our CODM, in evaluating the performance of each reportable segment.

The following table presents the reconciliation from income from operations for each of our segments to the amounts we present as segment income from operations for such segments in the Results of Operations below.

The Company will also include similar disclosure in our future quarterly earnings press releases regarding the Company’s results of operations furnished on Form 8-K.

If you should have any further questions, please contact the undersigned at andrew-emerson@idexx.com.

Sincerely,

/s/ Andrew Emerson
Andrew Emerson
Executive Vice President, Chief Financial Officer and Treasurer

cc:    Ms. Angela Connell, Office of Life Sciences, Division of Corporation Finance, U.S. Securities and Exchange Commission
Ms. Sharon E. Underberg, Executive Vice President, General Counsel and Corporate Secretary

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